SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                          SCHEDULE 13D
            Under the Securities Exchange Act of 1934

                 NEW VISUAL ENTERTAINMENT, INC.
                        (Name of Issuer)

            Common Stock, par value $0.001 per share
                 (Title of Class of Securities)

                            649099108
                         (CUSIP Number)

                Raymond Franklin Willenberg, Jr.
                   5920 Friars Road, Suite 104
                  San Diego, California  92108
                         (619) 692-0333
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                        November 30, 1999
     (Date of Event Which Requires Filing of this Statement)

     If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box. [  ]

     Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

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CUSIP NO.  649099108               Page 2

(1)  Name of Reporting Person    Raymond Franklin Willenberg, Jr.
     S.S. No. of Above Person                         ###-##-####
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(2)  Check the Appropriate Box if a                      (a) [  ]
     Member of a Group*                                  (b) [  ]
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(3)  SEC Use Only
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(4)  Source of Funds*                                          OO
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(5)  Check Box if Disclosure of Legal                        [  ]
     Proceedings is Required Pursuant
     to Items 2(d) or 2(e)
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(6)  Citizenship                                           U.S.A.
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Number of Shares
Beneficially
owned by each
reporting person
with:               (7)  Sole Voting Power             16,143,119
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                    (8)  Shared Voting Power                    0
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                    (9)  Sole Dispositive Power         6,143,119
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                    (10) Shared Dispositive Power               0
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(11) Aggregate Amount Beneficially Owned               16,143,119
     by Each Reporting Person
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(12) Check Box if the Aggregate Amount in                    [  ]
     Row (11) Excludes Certain Shares*
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(13) Percent of Class Represented by                        17.7%
     Amount in Row (11)
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(14) Type of Reporting Person*                                 IN
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                      *    SEE INSTRUCTIONS

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CUSIP NO.  649099108         Page 3

                          SCHEDULE 13D
                  Filed Pursuant to Rule 13d-1


Item 1.   Security and Issuer.

     This Statement ("Statement") is filed by Raymond Franklin Willenberg, Jr. (the "Reporting Person") relating to shares of Common Stock, $.001 par value per share (the "Common Stock"), of New Visual Entertainment, Inc. (the "Issuer" or the "Company"). The Issuer has its principal executive offices located at 5920 Friars Road, Suite 104, San Diego, California 92108.


Item 2.   Identity and Background.

               (a) - (b) This Statement is filed by Ray
               Willenberg, Jr., an individual resident of the State of California, as the Reporting Person. The business address and principal office address of the Reporting Person is 5920 Friars Road, Suite 104, San Diego, California 92108.

               (c)       The Reporting Person is the President
               and a Director of the Issuer.

               (d) - (e) During the last five (5) years, the Reporting Person has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) nor was the Reporting Person a party to a civil proceeding of a judicial or administrative body of competent jurisdiction such that, as a result of such proceeding, the Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

               (f) The Reporting Person is a citizen of the United States of America.


Item 3.   Source and Amount of Funds or Other Consideration.

     STOCK AWARD. On November 30, 1999, the Board of Directors of the Company issued 2,250,000 shares of its Common Stock to the Reporting Person as compensation in consideration of the Reporting Person's services as the President and a Director of the Company.

     STOCK OPTION. On February 11, 2000, the Board of Directors of the Company granted to the Reporting Person options (the "Options") to acquire 3,000,000 shares of its Common Stock. The exercise price for the Options is $1.00 per share. The Options vest in four equal annual installments of 750,000 shares commencing February 11, 2000 and expire February 11, 2010. The Reporting

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CUSIP NO.  649099108               Page 4

Person anticipates that if he exercises the Options as described herein, he will use personal funds to satisfy the exercise price.

     ESCROW TRANSACTION. Pursuant to a proxy granted by Mr. Allen Blevins and Mr. Michael Shepperd, the owners of record of 10,000,000 shares of Common Stock held in escrow pursuant to the Stock Escrow Agreement (the "Escrow Agreement") dated
February 14, 2000 by and between the Company, Mr. Allen Blevins, Mr. Michael Shepperd and Olde Monmouth Stock Transfer as Escrow Agent, the Reporting Person has the right to vote 10,000,000 shares of Common Stock held in such escrow until release of such shares to Mr. Allen Blevins and Mr. Michael Shepperd in accordance with the terms of the Escrow Agreement. The Escrow Agreement is attached as Exhibit 1 hereto.


Item 4.   Purpose of Transaction.

     The Reporting Person's present intent is to hold the Common Stock owned by him for investment purposes only. Additionally, the Reporting Person presently anticipates that any shares of Common Stock to be acquired by him upon exercise of stock options shall be acquired for investment purposes only. Whether the Reporting Person purchases any additional shares of Common Stock or exercises his option to acquire shares of Common Stock, and the amount, method and timing of any such purchase or exercise, will depend upon the Reporting Person's continuing assessment of pertinent factors, including, among other things, the availability of such shares for purchase or acquisition at acceptable price levels and/or upon acceptable terms; the business and prospects of the Reporting Person and the Issuer and other business and investment opportunities available to the Reporting Person; economic conditions; money market and stock market conditions; the attitude and actions of other stockholders of the Issuer; the availability and nature of opportunities to dispose of Common Stock; the availability of funds or financing for additional purchases; regulatory and other legal considerations; and other plans and requirements of the Reporting Person. Depending upon his assessment of these factors from time to time, the Reporting Person may elect to acquire additional shares of Common Stock (by means of privately negotiated purchases of shares, market purchases, option exercises or otherwise) or to dispose of some or all of the Common Stock beneficially owned by him. However, neither the timing nor the circumstances of future acquisitions or dispositions has been determined at the date hereof. The Reporting Person intends to exercise his rights as a shareholder to vote for or against any matter in accordance with his best interests.


Item 5.   Interest in Securities of the Issuer.

     (a) The aggregate number of shares of Common Stock that may be deemed to be beneficially owned by the Reporting Person as of the date of filing this Statement is 16,143,119 shares, constituting approximately 17.7% of the outstanding Common Stock of the Issuer. This includes (i) 750,00 shares Common Stock that the Reporting Person has the right to acquire within sixty days pursuant to the exercise of the Options described in Item 3 above and (ii) 10,000,000

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CUSIP NO.  649099108               Page      5

shares of Common Stock that the Reporting Person has the right to vote pursuant to the Escrow Agreement described in Item 3 above.

     (b) The aggregate number of shares of Common Stock over which the Reporting Person has sole voting power is 16,143,119 shares. This includes 10,000,000 shares of Common Stock that the Reporting Person has the power to vote pursuant to the Escrow Agreement described in Item 3 above.

          The aggregate number of shares of Common Stock over which the Reporting Person has the sole dispositive power is 6,143,119 shares. This includes 750,000 shares of Common Stock that the Reporting Person has the right to acquire within sixty days pursuant to the exercise of the Options described in Item 3 above.

     (c)  Not applicable.

     (d)  Not applicable.

     (e)  Not applicable.


Item 6. Contracts, Arrangements, or Understandings with Respect to Securities of the Issuer.

          Pursuant to the Escrow Agreement which is attached as
Exhibit 1 hereto, the Reporting Person has the right to vote the 10,000,000 shares of Common Stock owned of record by Mr. Allen Blevins and Mr. Michael Shepperd held in such escrow until release of such shares as provided in the Escrow Agreement.


Item 7.   Material to be Filed as Exhibits.

          Exhibit   Title
          -------   -----

            1       Stock Escrow Agreement dated February 14,
                    2000 by and between New Visual Entertainment,
                    Inc., Allen Blevins, Michael Shepperd and Olde Monmouth Stock Transfer.

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CUSIP NO.  649099108         Page 6

                           SIGNATURE

     After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: April 19, 2000



                         By: /s/ RAYMOND FRANKLIN WILLENBERG, JR.
                              ----------------------------------
                              Raymond Franklin Willenberg, Jr.


            Attention:  Intentional misstatements or
              omissions of fact constitute Federal
           criminal violations (see 18 U.S. C. 1001).